Exhibit 99.1

ASX ANNOUNCEMENT 16 March 2018 Genetic Technologies Limited Announces Further Collaborative Research with The University of Melbourne to Broaden the Applicability of the BREVAGenplus® Breast Cancer Risk Assessment Test Melbourne, Australia, 16 March 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, announced today the execution of a research and services agreement with The University of Melbourne for the further development and enhancement of the BREVAGenplus breast cancer risk assessment test. The execution of this agreement is an important first step as the Company seeks to actively expand its strategic partnerships and develop a pipeline of new genomic tests. Further details of the Company’s product development pipeline will be released in due course, but it will expand upon the existing breast cancer risk test and the colorectal cancer risk test currently under development as the Company’s scientific strategy is reinvigorated. Whilst the terms of the agreement are confidential, the work will be a continuation of the substantial research program led by Prof John Hopper and his research team within the Centre for Epidemiology and Biostatistics at The University of Melbourne. The research is designed to broaden the applicability of the BREVAGenplus breast cancer risk assessment test enabling its use by women with an extended family history of disease and will also increase the range of risk factors analyzed. The collaboration is designed to further improve physicians’ ability to manage breast cancer by improving the accuracy of risk prediction. Breast cancer is the most common form of cancer affecting women and approximately one in eight women in both the USA and Australia will develop the disease in their lifetime. Targeted application of current chemoprevention, screening and lifestyle prevention measures based on the new risk assessment test could further improve outcomes for breast cancer. The agreement leverages the world-class research being conducted by the University of Melbourne and further strengthens the ongoing research collaboration. Prof John Hopper, Director (Research) of the Centre for Epidemiology and Biostatistics stated that; “This Research Agreement provides us with the basis to translate our scientific work into the clinical arena. Risk stratification of patients to improve breast cancer screening and prevention has significant potential upside benefit for both women and the health system.” Genetic Technologies’ Scientific Director, Richard Allman commented; “I am extremely pleased with the execution of this agreement as we seek to enhance our portfolio of proprietary risk assessment products. In addition to our colorectal cancer test under development, this represents the Company’s continued commitment to the development of SNP based genetic resources.” Preliminary data from the study is expected to be available in the second quarter of 2018. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Director & Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA)) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About The University of Melbourne Founded in 1853, The University of Melbourne is an internationally recognised, research-intensive university with a strong tradition of excellence in teaching, research and community engagement spanning more than 160 years. Its outstanding performance in international rankings puts The University of Melbourne at the forefront of higher education globally. It is ranked number 1 in Australia by the Times Higher Education World University Rankings and 32nd worldwide. Melbourne’s position as Australia’s top University has also been reaffirmed in the 2017 Shanghai Jiao Tong rankings, in which it has moved up to 39th in the World. The University is uniquely located on the fringe of the city of Melbourne’s central business district. It serves as a hub for the Parkville research precinct – one of the world’s leading centres of medical and biotechnological research. About 50,000 of the best and brightest students from around the globe come to study at the University of Melbourne. About Genetic Technologies Limited Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040